Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-211370 on Form S-3 of our report dated March 27, 2015, relating to the 2014 and 2013 consolidated financial statements (before the retrospective adjustments to the consolidated financial statements and financial statement disclosures relating to the reverse stock split) of Gevo, Inc. and subsidiaries (not presented herein) (which report expresses an unqualified opinion and includes explanatory paragraphs referring to Gevo, Inc.’s going concern uncertainty and development activities and the reverse stock split), appearing in the Annual Report on Form 10-K of Gevo, Inc. for the year ended December 31, 2015, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Denver, Colorado

July 1, 2016